SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate  by  check  mark  whether  the   registrant  by  furnishing  the
       information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        |_|      Yes               |X|      No

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated November 1, 2005.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ELBIT SYSTEMS LTD.

                                            (Registrant)


                                            By: /s/ Ilan Pacholder
                                                --------------------------------
                                            Name:  Ilan Pacholder
                                            Title: Corporate Secretary

Dated:  November 2, 2005

                                  EXHIBIT INDEX

    EXHIBIT NO.     DESCRIPTION

    1.              Press release dated November 1, 2005.

                                                                       EXHIBIT 1


                                                    [LOGO OF ELBIT SYSTEMS LTD.]

               ELBIT SYSTEMS JOINT VENTURE WITH ROCKWELL COLLINS,
                  VSI, AWARDED JHMCS CONTRACTS VALUED AT MORE
                                THAN $100 MILLION

Elbit Systems, Haifa, 1 November 2005 - Elbit Systems Ltd. (NASDAQ:ESLT) reported today that its U.S. subsidiary, Vision Systems International, LLC
(VSI), a leader in advanced Helmet Mounted Display (HMD) technology, announced the receipt of several new contracts with a total potential value of more than $100 million.

The Boeing Company awarded VSI a contract for the delivery of more than 500 additional Joint Helmet Mounted Cueing Systems (JHMCS). VSI also received direct contracts from the United States Navy and Air Force for spares and test equipment in support of the JHMCS program.

Under the production contract, VSI will provide JHMCS systems, including spares, technical support and support equipment for the Full Rate Production - Lot 2 (FRP-2) acquisition. This procurement fills U.S. government domestic requirements for the USAF F-15 and F-16, ANG F-15, USN F/A-18 Single Seat and Dual Seat platforms as well as foreign military sales production and spares commitments.

 The JHMCS provides the pilot with "first look, first shot" high off-boresight weapons engagement capabilities. The system enables the pilot to accurately cue onboard weapons and sensors against enemy aircraft and ground targets while performing high-G aircraft maneuvers. Critical information and symbology, such as targeting cues and aircraft performance parameters, are graphically displayed directly on the pilot's visor.

VSI was established in 1996 as a joint venture between EFW Inc., an Elbit Systems of America company and a subsidiary of Elbit Systems Ltd (NASDQ: ESLT), and Rockwell Collins (NYSE: COL) to develop, manufacture and support fixed wing HMDs worldwide. With a heritage of more than 35 years of design and development experience in display systems, VSI today is the leading supplier of fixed wing HMDs.

In addition to the JHMCS, VSI is in development of the advanced HMD for the F-35
(JSF), in development of the QuadEye Night Vision Cueing system (NVCD) for the US Navy and in production on the DASH (Display and Sight Helmet) Generation IV HMD under multiple contracts to Lockheed Martin.

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS
--------

COMPANY CONTACT                                           IR CONTACTS
Ilan Pacholder, Corporate Secretary and VP                EhudHelft/Kenny Green
   Finance & Capital Markets
 ELBIT SYSTEMS LTD.                                       GK INTERNATIONAL
Tel:  972-4  831-6632                                     Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
                                                          kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.